FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	February	……………………………………………,	2017

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. …………………………………………………………………………………
(Registrant)

Date….	February 21, 2017	By …../s/……… Eiji Shimizu …………………….
(Signature)*

Eiji Shimizu General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Concerning Acquisition of Toshiba Medical Finance Co., Ltd. Shares and Making it a Subsidiary

February 21, 2017
Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (First section) and other Stock Exchanges
Inquiries: Eiji Shimizu General Manager Consolidated Accounting Division Group Management Center Finance & Accounting Headquarters +81-3-3758-2111

Notice Concerning Acquisition of Toshiba Medical Finance Co., Ltd. Shares and

Making it a Subsidiary

Canon Inc. (“Canon”) gives notice that as of today, it has decided to acquire the shares of Toshiba Medical Finance Co., Ltd. (“TMF”) from Toshiba Corporation (“Toshiba”) and make TMF a subsidiary.

1.	Reason for Acquisition

Under Phase V of its Excellent Global Corporation Plan, a five-year initiative launched in 2016, Canon aims to embrace the challenge of new growth through a grand strategic transformation. With regard to reinforcing and expanding new businesses in particular, which represents one of the important strategies to be carried out during this phase, Canon intends to cultivate its health care business within the safety and security sector as a next-generation pillar of growth.

As part of this initiative, Canon acquired the shares of Toshiba Medical Systems Corporation (“TMSC”) on December 19, 2016 and made TMSC a subsidiary. TMSC holds 35% of the share of TMF, a company that is involved in the leasing of medical and other equipment. By acquiring the remaining 65% and making TMF a subsidiary, Canon plans to accelerate growth of its medical equipment business, building a collaborative organization from a TMSC and TMF marketing perspective.

2.	Overview of Transaction
1)	Overview of Subsidiary That is Being Sold

(1) Name	Toshiba Medical Finance Co., Ltd.
(2) Address	14-10 Ningyo-cho 2-chome, Nihombashi, Chuo-ku, Tokyo
(3) Name and Title of Representative	Shohei Seki, President & CEO
(4) Business Outline	Lease and credit sales of medical equipment
(5) Capital Stock	120 million yen
(6) Established	September 1, 1970
(7) Major Shareholders and Shareholding Ratios	Toshiba Corporation 65% Toshiba Medical Systems Corporation 35%

(8) Relationship between Canon and TMF	Capital	Canon holds 35% of TMF’s common shares indirectly through TMSC, a subsidiary of Canon.
	Personnel	One director of TMSC concurrently serves as a director of TMF. In addition, 10 employees of TMSC are currently on temporary transfer to TMF.
	Business	TMF purchases medical equipment from TMSC, and is leasing vehicles for TMSC.
(9) Operating Performance and Financial Condition in the Last Three Fiscal Years
Fiscal Years	FY2013	FY2014	FY2015
Net Assets (Equity)	4,904 million yen	5,030 million yen	5,215 million yen
Total Assets	48,547 million yen	49,817 million yen	48,692 million yen
Shareholder’s Equity per Share	20,437 yen	20,959 yen	21,729 yen
Net Sales	15,521 million yen	15,436 million yen	15,259 million yen
Operating Income	540 million yen	427 million yen	456 million yen
Recurring Profit	539 million yen	426 million yen	453 million yen
Net Income (Loss)	329 million yen	257 million yen	287 million yen
Net Income (Loss) per Share	1,373.60 yen	1,072.75 yen	1,199.42 yen
Dividend per Share	550.00 yen	430.00 yen	420.00 yen

2) Overview of Counterparty From Which Shares are Being Acquired
(1) Name	Toshiba Corporation
(2) Address	1-1 Shibaura 1-chome, Minato-ku, Tokyo
(3) Name and Title of Representative	Satoshi Tsunakawa, Representative Executive Officer, President & CEO
(4) Business Outline	Businesses in Energy Systems & Solutions, Infrastructure Systems & Solutions, Retail & Printing Solutions, Storage & Electronic Devices Solutions, and Industrial ICT Solutions
(5) Capital Stock	200,000 million yen (End of September 2016)
(6) Established	June 25, 1904
(7) Net Assets	698,116 million yen (End of September 2016)
(8) Total Assets	4,832,782 million yen (End of September 2016)
(9) Major Shareholders and Shareholding Ratios	JP MORGAN CHASE BANK 380055 4.1% The Master Trust Bank of Japan, Limited (trust account) 3.8% Japan Trustee Services Bank, Limited (trust account) 2.9% (As of the end of September 2016)
(10) Relationship between Canon and Toshiba
Capital	As of December 31, 2015, Canon held 6,398 thousand shares or 0.15% of Toshiba’s outstanding shares.
Personnel	None
Business	Canon procures memory, IC and other semiconductor parts from Toshiba. Additionally, Canon sells semiconductor lithography equipment to Toshiba.
Status as to Related Parties	None

3)	No. of Shares Being Acquired, the Acquisition Price, and the Situation of Share Holding Before and After Acquisition

(1) No. of Shares Held Before the Transfer	84,000 shares (Held by TMSC) (Number of voting rights: 84,000), (Ratio of ownership voting rights: 35.0%)
(2) Number of Shares to be Acquired	156,000 shares (Number of voting rights: 156,000)
(3) Acquisition Price	3.14 billion yen (Note 1)
(4) Number of Shares to be Held After the Transfer	240,000 shares (Number of voting rights: 240,000), (Ratio of ownership voting rights: 100%)

Note 1: Canon judged the acquisition price to be reasonable, after conducting an in-depth study of TMF’s business and other details and considering the advice of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Canon’s financial advisor.

4)	Schedule

Date of determination	February 21, 2017
Date of agreement signing	February 21, 2017
Date of stock acquisition (Tentative)	March 31, 2017

3.	Outlook

As for the impact this will have on the company’s performance, in cases where the company needs to revise its projection it will make prompt disclosure. The company will also make prompt disclosure when something that needs to be made public occurs.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

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